1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 26, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Continuing Connected Transaction Financial
Services Agreement with Chinalco Finance

FINANCIAL SERVICES AGREEMENT

On 26 August 2011, the Company entered into the Financial Services Agreement with Chinalco Finance. Pursuant to the Financial Services Agreement, Chinalco Finance agreed to provide deposit services, credit services and miscellaneous financial services to the Group in accordance with the terms and conditions set out in the Financial Services Agreement. Chinalco Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

Chinalco is the controlling shareholder of the Company, holding approximately 41.82% of the issued share capital of the Company. As Chinalco holds 100% equity interests in Chinalco Finance, Chinalco Finance is an associate of Chinalco and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for deposit services under the Financial Services Agreement are less than 5%, the deposit services to be provided by Chinalco Finance to the Group are subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules but are exempt from the independent shareholders' approval requirement under Rule 14A.48 of the Hong Kong Listing Rules.

As the credit services to be provided by Chinalco Finance to the Group are on normal commercial terms similar or more favourable than those offered by major commercial banks in PRC for the provision of comparable services and are for the benefit of the Group, and no security over the assets of the Company is granted in respect of such loan, the loan service to be provided by Chinalco Finance to the Group under the Financial Services Agreement are exempt from all reporting, announcement and independent shareholders' approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

In respect of the provision of miscellaneous financial services by Chinalco Finance to the Group, the Company expects that the total fees payable to Chinalco Finance by the Group in 2011 would not exceed RMB50 million (equivalent to approximately HK$60.9 million) as of 31 December 2011. As each of the percentage ratios (if applicable) is below the de minimis threshold set out in Rule 14A.33 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Chinalco Finance to the Group will be exempt from the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

INTRODUCTION

On 26 August 2011, the Company entered into the Financial Services Agreement with Chinalco Finance. Pursuant to the Financial Services Agreement, Chinalco Finance agreed to provide deposit services, credit services and miscellaneous financial services to the Group in accordance with the terms and conditions set out in the Financial Services Agreement. Chinalco Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services.

The Group utilizes the services of Chinalco Finance on a voluntary, non-exclusive basis and is not under any obligations to engage Chinalco Finance for any particular service. Chinalco Finance is merely one of a number of financial institutions providing financial services to the Group.

FINANCIAL SERVICES AGREEMENT

Date

26 August 2011

Parties

(1)	the Company; and

(2)	Chinalco Finance

Effective Date and Term

The Financial Services Agreement shall become effective upon execution of the Financial Services Agreement by both parties and completion of the relevant legal process and remain valid for a term of 1 year.

Major Terms

1.

Pursuant to the Financial Services Agreement, the Group has the right to choose the financial institution for financial services and decide the financial institution for deposit services and loan services as well as the amounts of loans and deposits with reference to its own business needs.

2.

Chinalco Finance undertakes that the terms for the provision of financial services to the Group at any time shall be no less favorable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to the Group by other financial institutions.

3.	Chinalco Finance shall provide the following financial services to the Group in accordance with the above service principles:

(1)	Deposit Services

(a)

the interest rate for the deposit of the Group with Chinalco Finance shall be no less than the interest rate for the same kind of deposit announced by the People's Bank of China for the same period, shall be no less than the interest rate for the same kind of deposit offered by the major commercial banks in PRC for the same period and no less than that the interest rate for the same kind of deposit made by Chinalco and other members of its group in Chinalco Finance for the same period.

(b)

the maximum daily balance (including accrued interests) of the Group on the settlement account in Chinalco Finance shall not exceed RMB2.8 billion (equivalent to approximately HK$3.412 billion) within the validity of the Financial Services Agreement.

(2)	Credit Services

(a)

the interest rate for the loan to be provided by Chinalco Finance to the Group shall not exceed the interest rate cap for the same kind of loan announced by the People's Bank of China for the same period; meanwhile, it shall be equivalent to or less than the interest rate for the same class of loan provided by Chinalco Finance to Chinalco and other members of its group, or the interest rate for the same class of loan provided by the major commercial banks in the PRC for the same period, whichever is lower.

(b)	Chinalco Finance shall provide the loan to the Company on normal commercial terms and no security is to be granted by the Company over its assets.

(c)

Chinalco Finance shall provide a credit facility limit of RMB5 billion (equivalent to approximately HK$6.092 billion) (including accrued interests) to the Group within the validity of the Financial Services Agreement.

(3)	Miscellaneous Financial Services

(a)	Miscellaneous financial services include:

(i)	settlement service: Chinalco Finance will provide payment and receipt services as well as other ancillary services relating to settlement services to the Group as per the Group's instruction; and

(ii)	Chinalco Finance may provide other financial services within its business scope as per the Group's instruction and requirement.

Reasons and Benefits for the Financial Services Agreement

The reasons for the Company to enter into the Financial Services Agreement with Chinalco Finance are as follows:

1.

the rates for the fees charged by the Chinalco Finance for the deposit services, credit services and miscellaneous financial services to be provided to the Group are equal to or more favourable than those charged by the major commercial banks in the PRC for the same kind of financial services provided to the Group and no less favourable than those for the same kind of services provided to other members by Chinalco Finance;

2.

Chinalco Finance is governed by the CBRC and the People's Bank of China and provide services within its approved scope in accordance with its operational requirements; and the scope of customers of Chinalco Finance is limited to members of Chinalco and members of the Group, therefore risks associated with Chinalco Finance is insignificant;

This transaction facilitates the Group to optimize its financial management, increase the efficiency of fund utilization, and reduce the cost of financing and the financing risks. It will not be detrimental to the interests of the Company and will not affect the independency of the Company.

PROPOSED CAP AND REASONS

Deposit Services

The Board, having considered (1) the future business development plan and financial requirements of the Group; and (2) the estimated future cash flow of the Group, proposed that the maximum daily deposit balance (including the corresponding accrued interests) of the Group under the Financial Services Agreement in the settlement account with Chinalco Finance shall not exceed RMB2.8 billion (equivalent to approximately HK$3.412 billion) in 2011.

Credit Services

Pursuant to the Financial Services Agreement, the credit services to be provided by Chinalco Finance to the Group are on normal commercial terms, and no security over the assets of the Company is to be granted in respect of such loan. Therefore, credit services are exempt continuing connected transactions under Rule 14A.65(4) of the Hong Kong Listing Rules, and no annual cap is required to be set in this regard.

Miscellaneous Financial Services

The Company expects that the total fees payable to Chinalco Finance by the Group in 2011 would not exceed RMB50 million (equivalent to approximately HK$60.9 million) as of 31 December 2011. As each of the percentage ratios (if applicable) will be below the de minimis threshold set out in Rule 14A.33 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Chinalco Finance to the Group will be exempt from the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules, and no annual cap is required to be set in this regard.

GENERAL

The Company approved the Financial Services Agreement and the transactions contemplated thereunder in the nineteenth meeting of the fourth session of the Board held on 26 August 2011.

At the aforesaid Board meeting, Mr. Xiong Weiping and Mr. Lv Youqing, being the directors of the Company, also hold management positions in Chinalco, whom may be deemed to have material interests in the transactions contemplated under the Financial Services Agreement. Therefore, they have abstained from voting at the Board meeting convened for the purpose of approving such transactions. Save as disclosed above, none of the Directors has a material interest in such transactions.

The Directors (including independent non-executive Directors) consider that the Financial Services Agreement has been negotiated on arm's length basis and is on normal commercial terms. The terms of the Financial Services Agreement, the transactions contemplated thereunder, the proposed cap of the daily deposit balance (including the corresponding accrued interests) and the related financial services charges are also fair and reasonable and are in the interests of the Company and the shareholders as a whole.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

Chinalco is the controlling shareholder of the Company, holding approximately 41.82% of the issued share capital of the Company. Accordingly, Chinalco is a connected person of the Company under the Hong Kong Listing Rules. As Chinalco holds 100% equity interests in Chinalco Finance, Chinalco Finance is an associate of Chinalco and therefore a connected person of the Company. Accordingly, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for deposit services under the Financial Services Agreement are less than 5%, the deposit services to be provided by Chinalco Finance to the Group are subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules but are exempt from the independent shareholders' approval requirement under Rule 14A.48 of the Hong Kong Listing Rules.

As the loan services to be provided by Chinalco Finance to the Group are on normal commercial terms similar or more favourable than those offered by independent commercial banks for the provision of comparable services in the PRC and are for the benefit of the Group, and no security over the assets of the Group is granted in respect of such loan, the loan service to be provided by Chinalco Finance to the Group under the Financial Services Agreement are exempt from all reporting, announcement and independent shareholders' approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

In respect of the provision of miscellaneous financial services by Chinalco Finance to the Group, the Company expects that the total fees payable to Chinalco Finance by the Group in 2011 would not exceed RMB50 million (equivalent to approximately HK$60.9 million) as of 31 December 2011. As each of the percentage ratios (if applicable) is below the de minimis threshold set out in Rule 14A.33 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Chinalco Finance to the Group will be exempt from the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

INFORMATION OF THE PARTIES

The Company

The Company is the largest producer of alumina and primary aluminum in the PRC. It is principally engaged in bauxite mining, alumina refining and primary aluminum smelting.

Chinalco Finance

Chinalco Finance is a limited liability company incorporated in the PRC in June 2011, which is held as to 100% by Chinalco. The business scope of Chinalco Finance includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of draft acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of counterpart loans.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"A Shares"	domestic shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

"associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;

"Board"	The board of Directors;

"CBRC"	China Banking Regulatory Commission;

"Company"

Aluminum Corporation of China Limited*, a joint stock limited company established in the PRC with limited liability, the A Shares, H Shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;

"Director(s)"	the directors of the Company;

"Financial Services Agreement"	the Financial Services Agreement between Chinalco Finance Co., Ltd. and Aluminum Corporation of China Limited entered into by the Company and Chinalco Finance on 26 August 2011;

"Group"	the Company and its subsidiaries;

"H Shares"	the overseas listed foreign-invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"PRC"	the People's Republic of China;

"RMB"	Renminbi, the lawful currency of the PRC;

"Chinalco"	Aluminum Corporation of China*, a wholly State-owned corporation and the controlling shareholder of the Company, holding approximately 41.82% of the total issued share capital of the Company;

"Chinalco Finance"

Chinalco Finance Co., Ltd., a limited liability company incorporated in the PRC, which is held as to 100% by Chinalco. Chinalco Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services;

"%"	per cent.

Note:

Amounts in Hong Kong dollars have been translated from Renminbi for the convenience of the readers only. And unless otherwise indicated, the translation has been made at the rate of HK$1.00 = RMB0.8207 for the purpose of illustration only. The Company makes no representation that any amount of Renminbi has been, could have been or may be exchanged into Hong Kong dollars.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
26 August 2011

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary